Filed by CVS Health Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Aetna Inc.
Commission File No.: 001-16095
Date: December 5, 2017

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

CVS - CVS Health Corporation to Acquire Aetna Inc Joint Conference Call

EVENT DATE/TIME: DECEMBER 04, 2017 / 1:30PM GMT

OVERVIEW:

On 12/03/17, CVS announced the execution of a definitive merger agreement with Aetna for a transaction value, including assumption of Aetna’s debt, of approx. $77b.

CORPORATE PARTICIPANTS

David M. Denton CVS Health Corporation - CFO and EVP

Larry J. Merlo CVS Health Corporation - CEO, President and Director

Mark T. Bertolini Aetna Inc. - Chairman & CEO

Michael P. McGuire CVS Health Corporation - SVP of IR

Shawn M. Guertin Aetna Inc. - Executive VP, CFO & Chief Enterprise Risk Officer

CONFERENCE CALL PARTICIPANTS

Albert J. William Rice Crédit Suisse AG, Research Division - Research Analyst

Charles Rhyee Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Eric Percher

George Robert Hill RBC Capital Markets, LLC, Research Division - Analyst

John Edward Heinbockel Guggenheim Securities, LLC, Research Division - Analyst

Josh Raskin

Justin Lake Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

Kevin Caliendo Needham & Company, LLC, Research Division - MD & Senior Analyst

Kevin Mark Fischbeck BofA Merrill Lynch, Research Division - MD in Equity Research

Lisa Christine Gill JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Peter Heinz Costa Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the CVS Health and Aetna joint call to discuss its transaction. As a reminder, this conference is being recorded, Monday, December 4, 2017.

I would now like to turn the conference over to Mike McGuire, Senior Vice President of Investor Relations at CVS Health. Please go ahead, sir.

Michael P. McGuire - CVS Health Corporation - SVP of IR

Good morning, everyone. Thanks so much for joining us this morning to hear about the definitive merger agreement we announced yesterday to acquire Aetna, one of the nation’s leading diversified health care benefits companies.

I’m here this morning with CVS Health’s President and CEO, Larry Merlo; and CFO, Dave Denton; as well as Aetna’s Chairman and CEO, Mark Bertolini; and CFO, Shawn Guertin. Following our prepared remarks, we’ll open it up for your questions.

Before we get into our remarks, in light of this pending transaction, I want to announce the cancellation of the CVS Health’s Annual Analyst Day scheduled for December 12 as well as the cancellation of Aetna’s Investor Day, which was scheduled for December 14. We apologize for any inconvenience this might cause. Because the CVS Health Analyst Day is typically our forum to provide guidance for the upcoming year, please note that we now plan to issue 2018 guidance during our fourth quarter 2017 earnings call in February.

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Additionally, please note that today’s presentation is neither an offering of securities nor solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and joint proxy statement that CVS Health and Aetna will be filing with the SEC in the future. The shareholders of CVS Health and Aetna are urged to read those filings carefully when they become available because they will contain important information about the proposed transaction.

Additionally, during this presentation, we will make certain forward-looking statements that reflect our current views related to our future financial performance, future events and industry and market conditions as well as forward-looking statements related to the acquisition, including the expected consumer benefits, financial projections, synergies, financing and the timing for the completion of the transaction. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from what may be indicated in the forward-looking statements. We strongly encourage you to review the information in the reports CVS Health and Aetna file with SEC regarding the specific risks and uncertainties, in particular, those that are described in the Risk Factors section of CVS Health’s and Aetna’s most recently filed annual reports on Form 10-K and the cautionary statement disclosures in our respective quarterly reports on Form 10-Q.

During this call, we will also use some non-GAAP financial measures when talking about the performance of CVS Health and Aetna, including adjusted EBITDA. In accordance with SEC regulations, you can find the definitions of these non-GAAP items as well reconciliations to comparable GAAP measures on the Investor Relations portion of our website.

Also on the Investor Relations portion of CVS Health’s website, you can find a page dedicated to this transaction, including a presentation that outlines the strategic rationale of the transaction as well as the compelling benefits this transaction will create for our stakeholders. The page also contains the press release we issued yesterday, an investor fact sheet, and will include a link to the relevant SEC documents associated with the transaction. That website will be updated as we work to close the transaction during the upcoming months.

And as always, today’s call is being webcast on our website, and it will be archived there following the call for 1 year.

So with that, let me turn it over to Larry Merlo.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Okay. Well, thanks, Mike, and good morning, everyone. Thanks for joining us, again, on short notice.

Yesterday, we announced that we have entered into a definitive merger agreement to acquire Aetna, a leading health care benefits company that serves more than 22 million medical members across their diverse book of business, for a purchase price of approximately $69 billion. And with the assumption of Aetna debt, the total transaction value is $77 billion. This transaction will create a leading health care platform that will revolutionize the consumer health care experience. This compelling strategic combination will unlock meaningful value for patients, payers, providers and shareholders. For health care stakeholders, we will deliver high-touch connectivity to consumers and improve the quality of life while driving efficiencies and lowering the cost of care. For shareholders, not only does this transaction make sense strategically, but it also makes sense financially.

Now as many of you know, CVS and Aetna have been close partners for most of the past decade, since we entered into a strategic agreement to provide pharmacy benefits to Aetna members. We shared a vision of the critical role that pharmacy care plays in delivering quality outcomes with lower overall health care costs. And as partners, we’ve worked diligently together to deliver on those goals to improve care for Aetna members while providing competitive pharmacy pricing to allow Aetna to continue to expand its book of business. And although we have taken steps to deepen our relationship, we both recognize that to truly impact patient health and lower costs, more needs to be done. What we are announcing today is the natural evolution of our 2 companies, a combination of 2 great organizations with the expertise to remake the consumer health care experience. And together, we plan to build an entirely new health care concept based on the principles of making care easier to use and more affordable while offering consumers the ability to interact with trusted and familiar health care experts in their communities all across the country.

Independently, CVS and Aetna have been able to utilize their enterprise strengths to deliver significant value, both to the clients that we support as well as the members that we serve. CVS delivers value through its unparalleled reach, significant scale and deep clinical expertise to support health care stakeholders. Aetna delivers value through its world-class consumer health and engagement model, offering innovative plan designs and best-in-class service. And we know this value can only be enhanced by tighter integration of pharmacy and medical benefits management with unmatched consumer touch points.

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The current U.S. health care system is failing too many people. Health care costs continue to rise, and a paradigm shift is needed to bend the cost curve and put spending back on a sustainable path. Our current system of fragmented care has made some strides to control costs, but more is needed to truly impact the trajectory of health care spending. And through our integrated health care management and delivery platform, we will be able to better coordinate care, eliminate waste and unnecessary spending and drive efficiencies throughout the entire health care system. This will not only lead to better care for patients, but also lower costs for payers.

We also see the ongoing aging of America, with more than 10,000 baby boomers turning 65 every day. And by combining Medicare Advantage with our Medicare Part D assets, we can more effectively serve our Medicare beneficiaries, and this will enable us to improve our quality metrics and become more competitive in this fast-growing segment of the market. We continue to see the shift of health care decision-making into the hands of the consumer, and this trend was intended to empower health care consumers, but has frequently left them without the tools necessary to make informed decisions. So we will use our high-touch connectivity to become the front door to health care for consumers.

We will also improve consumer engagement by marrying physical and digital touch points with the broader use of data and analytics capabilities to inform health care decision-making and help patients navigate the complex health care system. Additionally, we see the health care marketplace evolving into a more value-based system, where premium is placed on the efficiency with which care is delivered. And we’ll become a leader in driving further adoption of value-based care models through our combined assets, promoting lower-cost sites of care, eliminating unnecessary spending and enhancing our clinical programs. By integrating data across our enterprise assets and through the use of predictive analytics, we will create targeted interactions with patients to promote healthy behaviors and drive adherence, and this will further improve the quality of care for patients while also resulting in healthier outcomes.

Before passing this over to Mark, I want to emphasize a few important points: First, this transaction will not, in any way, diminish the strong relationships CVS and Aetna have with our clients and their health care partners, nor will it reduce the value that we both create for them every day. CVS has a long history of developing solutions that deliver on the cost quality access goals of our partners, and we see no reason for that not to continue into the future. As we’ve shown with the merger of CVS and Caremark, we have the ability to integrate where needed while maintaining the necessary firewalls in order to protect client data and ensure competition.

Second, upon the closing of the transaction, Mark and 2 other Aetna directors will be joining the CVS Board of Directors. And I’m excited to welcome Mark and the others as we embark on the shared purpose. And I look forward to continuing to benefit from Mark’s vision and expertise.

And lastly, members of the Aetna management team will play significant roles in the newly combined company. Aetna will operate as a stand-alone business unit within the CVS Health enterprise and will be led by members of their current management team. Mark has assembled a great team, and I look forward to their contributions as we revolutionize the consumer health care experience.

So, again, this transaction fills an unmet need in our current system, and it presents a unique opportunity to remake the health care experience.

So with that, let me turn it over to Mark and welcome him and his team to CVS Health.

Mark T. Bertolini - Aetna Inc. - Chairman & CEO

Thank you, Larry, and thank you all for joining us today. This deal represents a major step forward in creating consumer-centric health care. We believe with these 2 great companies coming together, we will remake the consumer health care experience. We will not only improve affordability and quality, but we will eliminate the unnecessary complexities that frustrate today’s health care consumers.

This combination will enable us to accelerate our strategy and more effectively deliver on our mission to build a healthier world. By creating a new front door to the health care system, the combined company will be able to gain the trust of consumers in new ways. We will provide services, products and information that will enable consumers to get more value out of the health care system when they need support or as they look to maintain their best health. This is also a transaction that, I believe, has incredible potential for Medicare and Medicaid members by providing them

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some of the high-touch interaction they need to navigate the complexities of the health care system. It holds great potential for group commercial clients as well in the form of lower costs, so more productive employees. We could see a very different type of benefit plan for these groups that truly puts the financing in the background and rewards the consumer for being proactive about their health.

This transaction will also give us an opportunity to drive cost out of the system by increasing patient access to quality, lower-cost sites of care. The overuse of emergency department adds an estimated $38 billion in wasteful spending every year, so tremendous savings can be realized by utilizing local care solutions in a more integrated fashion. Lower-cost sites of care are often more convenient for patients. So in addition to saving money, it also improves their experience.

Additionally, our combined data and analytics will provide a more holistic view of each individual. This will enable us to use pharmacy care to not only drive down prescription costs, but to drive down overall health care costs. We have demonstrated that integrating medical with pharmacy has resulted in a 45% increase in case management engagement and a $20 PMPM reduction in total medical costs. For members with chronic conditions, the savings can approach $117 per member per month.

These medical savings have tremendous implications for our financial performance as well. Every 50 basis points that we can reduce medical cost trend results in nearly $500 million of additional underwriting margin for our customers and for Aetna. This improvement in margin will enable us to: reinvest in the health of our members helping to improve their health and drive increased loyalty and retention; continue to improve the quality and affordability of the products and services we offer; and expanding to new geographies, enabling us to serve additional members and drive profitable top line growth.

In closing, we believe this deal can revolutionize the consumer experience in health care. As our combined strategy matures, I am confident that we will redefine and modernize the consumer health care experience in ways that meet and exceed the expectations of the modern consumer.

I want to say that I’m excited about the new opportunities that this transaction creates for our combined enterprise. Aetna has a talented and dedicated group of employees who are working to build a healthier world every day, and I believe that our combined company will be more competitive in the marketplace and accelerate progress toward achieving this mission. We are bringing together 2 premier health care companies that individually have demonstrated they can deliver meaningful value to all stakeholders. Together, we can believe - we believe we can achieve even more.

So with that, let me pass it to Dave Denton to discuss the financial implications of the transaction.

David M. Denton - CVS Health Corporation - CFO and EVP

Thank you, Mark, and good morning, everyone. Let me start by providing a brief overview of the transaction. Under the terms of the agreement, Aetna shareholders will receive $145 per share in cash and 0.8378 CVS shares for each Aetna share. The transaction values Aetna at approximately $207 per share or approximately $77 billion, including the assumption of Aetna’s debt. We expect the transaction to close some time in the second half of 2018 subject to both regulatory and shareholder approvals.

After it closes, CVS Health shareholders will own approximately 78% of the combined company, while Aetna shareholders will own approximately 22%. This transaction will create a new leader in health care, with pro forma revenues of more than $220 billion and more than $18 billion in adjusted EBITDA. Together, we will generate strong, highly diversified and stable cash flows.

In addition to the strategic benefit of this transaction, it also offers significant financial benefit to our shareholders. While this transaction will not have a meaningful impact on our performance in year 1, we expect low- to mid-single-digit accretion in the second full year after close. This transaction has the potential to deliver $750 million in near-term synergies in the second full year after close through activities such as streamlining of redundant corporate functions and combining PBM and PDP operations.

In addition, the near-term synergies include reducing medical costs through improved care management and shifting care to lower-cost settings. Importantly, these synergies can be realized with our existing capabilities with limited incremental investments needed. Now over the longer term, we see the potential to deliver significant incremental savings and value. These synergies include further reducing medical costs, increasing our presence in Medicare and Medicaid and growing our customer base across all of our platforms.

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Now moving to the financing of the transaction. The cash portion will be financed with existing cash on hand as well as through $45 billion of new debt. After the closing of the transaction, our adjusted debt-to-EBITDA ratio is expected to increase to approximately 4.6x, well above our current target ratio. Additionally, our debt-to-capitalization ratio is expected to climb to approximately 60%, largely dependent upon the month in which we close. It is our intention to quickly get back to the leverage that is in line with our ratings category as we have a goal of mid-3x leverage in 2 years post-acquisition. Our ultimate longer-term goal is to get down to the low 3x. Maintaining our strong credit ratings, including our Tier 2 commercial paper rating, is very important to us, and we are very focused on debt pay-down. To achieve this, we plan to suspend our share repurchase program, maintain our current dividend per share and forego any large-scale M&A activities. It is our strong belief that this plan, along with the significant diversified cash flow that this new enterprise will generate, will allow us to maintain investment-grade ratings.

Additionally, we plan on sustaining the insurance subsidiary’s investment-grade ratings by maintaining their existing capitalization structure.

So with that, let me now turn it back over to Larry Merlo for some closing comments.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Okay. Thanks, Dave. And I think as you’ve heard from our prepared remarks, this new platform will unlock significant value for health care consumers, clients, the health care system at large and our shareholders. Health care consumers will benefit from a uniquely integrated community-based health care experience, helping them better navigate the system to achieve their best health. Clients, through the combined entity, will be able to help address the growing cost of treating chronic conditions through the broader use of data and analytics, leading to improved patient health at a substantially lower cost. The health care system will be able to reduce wasteful spending by promoting lower-cost sites of care and helping to avoid costly hospital readmissions. And for investors, this transaction is attractive, accretive in its second full year after close, with the real power lying in its long-term value creation.

So with that, let’s go ahead and open it up to your questions.

QUESTIONS AND ANSWERS

Operator

Our first question, coming from the line of George Hill with RBC Capital Markets.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Congrats on getting us to the goal line. I have a couple of questions. I’m just going to lump them all together. I guess my first one is, which subsegments or which markets do you guys feel like this deal allows you to attack most aggressively? Is it commercial plans? Or is it government business? Or is it something in pharmacy? How do we think about the penalty box aspect in the first couple years for both businesses and the ability to impact growth? And what metrics are you guys using to measure the success of the deal?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Well, George, it’s Larry, and let me start. I think we’ll be tag-teaming this. But in terms of your market question, I think the real opportunity lies in the government businesses, George. The ongoing growth in Medicare, in what we can do there, along with Medicaid. And, George, in terms of the penalty box question, I think the opportunity that we have here is the innovation and growth that we’re talking about, I think it creates a unique opportunity for us to apply these capabilities more broadly in the marketplace with our respective clients and partners, and that’s something that we’ll be looking to do.

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David M. Denton - CVS Health Corporation - CFO and EVP

And, George, as it - certainly as it relates to metrics, obviously, as we put the companies together, we’ll be putting together a series of metrics that you can establish our performance and measure our performance. Clearly, hitting our financial projections will be a critical component of that.

George Robert Hill - RBC Capital Markets, LLC, Research Division - Analyst

Okay. And maybe if I could - if - I’d love Mark’s comment on just - Mark, how close are we to the health care market kind of hitting this tipping point where it’s a consumer market versus the B2B market? Or like how close will you think kind of real enhanced consumer engagement?

Mark T. Bertolini - Aetna Inc. - Chairman & CEO

Well, I think this combination right out of the box is going to address a couple of really important issues: Number one, 41% of the health care dollar is pulled out of pocket by the consumer today. So through the right appropriate site of care, we can offer people a better cost experience, being more convenient and local. So I think that’s one of the big ideas here, is the arbitrage on site of care and the opportunity to make it more convenient. On the Medicare-Medicaid side, I think, really, people are confused. They’re wandering through the system, multiple doctors, multiple medications. And the opportunity to help them navigate that system, put them on a plan and actually make this a place, these new front doors of health care, 10,000 of them, a place where people want to go because they get better help, they get a lower-cost product, and they get navigated through the system over time. So we can eliminate prior authorizations. We can set up appointments to do all those sorts of things. So I would say: eliminate the confusion, number one consumer issue; number two, highest out-of-pocket cost for most households in America - it’s 41% of the spend; we’re going to make that cheaper for them.

Operator

Our next question, coming from the line of A.J. Rice with Crédit Suisse.

Albert J. William Rice - Crédit Suisse AG, Research Division - Research Analyst

Maybe one question for each side. Definitely understand where the market’s going. And this sort of feeds into what Aetna has laid out, what I understand CVS has laid out over time. I guess I’m just trying to get my arms around what - does coming together in a merger that’s going to take time, et cetera, give you that just maintaining and enhancing the existing PBM contract would not have given you? Maybe delineate that because, obviously, everything is not always in a vacuum. And then for the Aetna side, just a question on - obviously, this deal is being done at a time when we got major tax reform potentially on the table. I wonder if Mark or Shawn can talk about how they thought about that relative to their view of value for the company and potentially significant EPS upside if the tax reform bill goes through and you don’t have - then you can take some of that to the bottom line.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

A.J., it’s Larry. I’ll take the first one, and then flip it over to Mark and Shawn for the second one. A.J., I think one of the things that we had learned from CVS and Caremark coming together, it’s been a decade now, that an integrated entity that has aligned incentives, there is an incremental opportunity to what can be accomplished and achieved over and above the benefits of a partnership. And those aligned incentives enabled us over time to make incremental investments, because we were able to equitably share the value that was being created. And that’s - and we see the same opportunity here. We have a tremendous partnership today that has certainly enhanced our respective businesses and more importantly, enhanced the value that we’re bringing for consumers. But I think in all the discussions that Mark and I had, recognizing there’s more that can be done, I think we can both agreed that bringing the 2 companies together was an important enabler to unlocking that value.

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Shawn M. Guertin - Aetna Inc. - Executive VP, CFO & Chief Enterprise Risk Officer

Yes. A.J., the tax reform item is certainly something that we considered and analyzed throughout this process. And it’s often, I think, thought about as the immediate benefit, which, on the front end, immediately would be large. But as you know, a lot of this would be reduced on our side because of minimum MLRs, of which this is a deduction in that calculation. I also think the effective date of this change will be relevant. I think the more lead time that exists in the system, i.e., if it’s the Senate bill in 2019, the benefit that’s inherent in here would probably be lower as rates are adjusted and things like that in anticipation. And ultimately, the initial benefit, the real question is what will the markets sort of sustain. And in the simplest sense, right, today’s after-tax returns are good, and there’s no particular reason why those returns would have to be higher in the long run, and the competitive market especially around things like Medicare will determine ultimately how much of this is retained over the long term.

Mark T. Bertolini - Aetna Inc. - Chairman & CEO

But back to a point that Larry made about putting the organizations together. Owner economics matter here and how you track the profits of the organization, how you manage the business going forward will be incredibly important in understanding where all that margin resides across the business mix.

Operator

Our next question, coming from the line of Lisa Gill with JPMorgan.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

I understand the strategy, revolutionizing consumer and health care. Larry, can you help me to think about what the store of the future looks like? One, when we think about - obviously, I understand the MinuteClinic, but what other kinds of things? And then, Dave, when you talked about limited investments, if you’re really truly thinking about changing those nearly 10,000 storefronts, how do we think about the composition of what you sell today versus bringing in incremental health care services and the types of things that the CVS of the future is going to bring to the consumer?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes, Lisa, it’s Larry. I’ll take the first part, and I know Dave will jump in and others here. But Lisa, you’ve heard us talk for a while now about how the front of store evolves and the realities of that being a combination of not just products that we sell, but also service offerings. And you’ve seen us begin that journey, whether it - and I think it started with MinuteClinic. But over the last 2 years, you’ve seen us pilot vision centers, audiology centers. And there’s no question that we have the opportunities to repurpose some of the space in our stores to enable that to happen. I think from the discussions that the 2 organizations have had, let me give you an example of how we see this coming to life in a more meaningful way. Because while it’s about the store, it’s also about how we use digital tools, perhaps care that we can provide in the home, and there’s a surround sound component to everything that we’re talking about here. But I know Mark talks a lot about the incidence of chronic disease and the fact that today, we’ve got over half of the country with one or more chronic diseases that’s accounting for 80% of overall health care costs. And we all know somebody that has diabetes, and that person may visit their physician 3 or 4 times a year. And they leave the physician’s office with a care plan. We also know there’s billions of dollars being spent on health care today unnecessarily because those care plans are not being followed between physician visits. So when we talk about creating a new front door to health care, we talk about how we can ensure, because we’re in the community, we’re seeing those patients, we’re becoming part of their daily lives and routines. We can get them on that care plan, help them achieve their best health and at the same time, reduce the cost of care that we’re incurring today. So whether it’s the role of the pharmacist, the role of the nurse practitioner at MinuteClinic, the expansion of services at MinuteClinic that could include blood draws or the role that a nutritionist can play in a CVS or perhaps the role of durable medical equipment, those are all the things that, in addition to what already exists today, that we’re going to

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be piloting. Okay, and we’ll test, learn, we’ll modify from there, but we know that there’s a solution there in terms of being a complement to the physician and the medical team for those patients. By the way, I used diabetes as one example. That story goes on and on and on every day. For chronic disease, it goes well beyond diabetes.

Mark T. Bertolini - Aetna Inc. - Chairman & CEO

And the opportunity, Lisa, to use the store as a place to provision care in the home and keep people at home, we connect them, as like a hub and spoke strategy is really powerful as well.

David M. Denton - CVS Health Corporation - CFO and EVP

And Lisa, let me just put synergies kind of in 2 buckets. As I said, there’s — we see line of sight to $750 million in synergies in the second full year after we close. That bucket of synergies, we see us being able to realize that using the existing capabilities and infrastructure that the 2 companies have together today. So we don’t look at that as any significant new investments. Now longer term, we see a potential to drive significant incremental value. Realizing some of that incremental value over time will require some investment. I will tell you, the companies today both have very robust capital expenditure plans. Ours is excess of $2 billion. Think Aetna’s in the $300 million to $500 million basis. Now we may repurpose some of that CapEx in the future to envision our stores or make our stores — to modify our stores differently so that they are more of a health care hub, if you want to use that term. So the incremental CapEx required to support that vision is not that significant. It’s probably more of a repurpose of the CapEx that we currently have in our plans.

Lisa Christine Gill - JP Morgan Chase & Co, Research Division - Senior Publishing Analyst

Okay, great. And then, Dave, just so I understand, the suspension of the share repurchase, is that as of today? So as I think about my 2018 model, I should pull out any share repurchase that I currently have in the model?

David M. Denton - CVS Health Corporation - CFO and EVP

That is correct, Lisa, as of today.

Operator

Our next question, coming from the line of Kevin Fischbeck with Bank of America.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

I wanted to go back a little bit to a point Mark made about kind of looking at the company and kind of intercompany, where you think CVS is going to be basing its money. I guess in 5 years, when everything is kind of put together and well integrated and we follow that money flow, is CVS going to be a company like a managed care company that makes most of its money through differentiated providers and pharmacy capabilities? Or is it a provider of pharmacy company with medical management and insurance kind of on the side? How do you think this model actually looks? And how will CVS make money on the capabilities that it’s putting together?

Mark T. Bertolini - Aetna Inc. - Chairman & CEO

Two things, Kevin. I think first, pilot, test and learn, test and learn how it works, what’s best for the consumer, where people spend their money will be really important in understanding the economic model. We’re not all the way there yet. We have a lot of work to do as we integrate the companies, et cetera. I think the second part of it is, is that the financing of health care should be in the back room. It should be all about the services and the

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experience for the customer up front, and that’s where we want people to find value. So margin should follow value, where customers are willing to pay for it versus how you finance something. And so we want to make sure that it’s not about buying insurance. It’s about getting an experience that we finance for you in the most affordable way.

Kevin Mark Fischbeck - BofA Merrill Lynch, Research Division - MD in Equity Research

Yes. But I guess, just a follow-up on that, though. I guess when I think about companies that have combined like this in the past, like United has done it well, or at Kaiser, usually the companies who start with the mindset of controlling costs, kind of with an insurance mindset, are the ones that are more successful. And then the ones who kind of are providers who are just going to say, “I’m going to take this insurance arm and try and shift more volume through what I already have to keep my business as usual,” those things usually fail. So I guess I’m just trying to think about strategically how different is CVS going to look from a financial-model perspective 5 years from now.

David M. Denton - CVS Health Corporation - CFO and EVP

Well, I’ll just reiterate a little bit what Mark said. At the end of the day, we’re creating a platform that’s going to engage consumers and, ultimately, reduce costs and improve outcomes. And through that, there’s going to be a lot of value created in the system. To Mark’s point, the insurance component of this is kind of in the background. The financing vehicle is in the background. So as the company matures and as we touch, I’ll say, more consumers in all the various touch points that we have, both in the store, in the home and from a digital platform perspective, I would envision that the economics of this enterprise will follow that.

Mark T. Bertolini - Aetna Inc. - Chairman & CEO

I would — the way I’d — so let’s describe what it could look like, Kevin. It’s a store which builds a network around it, where the members that we then move into the marketplace go into the provider system prepared. They know what their path is going to be. They know what their services are going to be. We encourage them to use us as a navigator up front. They keep coming back to the store because we can coordinate care better that way. And so as a result, the experience is better for them. It’s simpler. It’s cheaper, because we find the lowest cost of care. So we’re getting both, but we’re not going to do it by forcing the managed-care model on the member. What we’re going to do is build the experience for them using lower cost of care arbitraging, the lower sites of care arbitraging, the ability to get more in the store as a focal point for the rest of the health care system.

Operator

Our next question, coming from the line of Eric Percher with Nephron Research.

Eric Percher - Nephron Research LLC - Research Analyst

Eric Percher and Josh Raskin from Nephron. Larry, earlier on you commented on the ability to add value across all customers. Extending on that, could you speak to your thoughts on managing conflict with the large number of health plans you serve and maybe specifically the recent PBM agreement with Anthem?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes, Eric. As you saw, I guess, about a month ago, we were quite excited to be awarded the Anthem business, and yesterday’s announcement has no bearing on our ability to continue to move forward and provide a high level of service for Anthem, IngenioRx and certainly, its members. And that planning process has already begun. We have a dedicated team spun up, and the planning phase is well under way. I think some of this goes back to, I think, the first question that was asked. And it also picks up one of the themes that Mark just talked about, that our ability to build a model

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that customers want to use because of the value that it provides, I think that becomes a key guiding principle of bringing these 2 companies together. And as we had mentioned earlier that — the innovation, this new health care platform that we’re talking about, our goal is to apply those capabilities broadly across the industry. So you think about our other clients, our other partners in achieving that goal, why wouldn’t they want to participate in those capabilities because it’s something that their members, the consumer, is going to want to participate in. That’s our thought process. That’s our guiding principle, and everything that we do going forward is going to be with that goal and objective in mind.

Josh Raskin - Nephron Research LLC - Research Analyst

Sorry, Eric. I was going to jump in on the Aetna side as a follow-up. I guess in light of the canceling of the Investor Days, it sounds like we’re not going to get an outlook specifically from Aetna. But maybe Shawn, if you could just comment broadly top line, bottom line expectations. Consensus expectations are sort of slightly up on the top line, and then a number just north of $10 in terms of EPS for 2018. Could you just directionally give us commentary as to whether you think those are reasonable starting points?

Shawn M. Guertin - Aetna Inc. - Executive VP, CFO & Chief Enterprise Risk Officer

Well, as you alluded to, Josh, I’m not going to give guidance. However, at some point when the S-4 comes out, we’ll have our sets of financial projections in there, and you’ll be able to see them. I think on our earnings call, we talked about next year being a flat revenue year. I don’t think that that’s new news, nor would I think that, that has changed. And the way we talked about our sort of jump-off earnings and the headwinds and tailwinds would probably the same thing that I would say today that we said on the earnings call.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

And, Eric, let me go just back to your question just to follow that up. Keep in mind, you’ve heard us talk about this in the past, that in Medicare Part D, we’ve created one of the leading stand-alone products in SilverScript. At the same time today, we manage the Med D pharmacy benefit for more than 40 health plan clients. And we’ve demonstrated the value that our capabilities bring and the fact that those health plans have been able to grow their Med D business faster than the overall market. So I think it’s an important proof point in that guiding principle that if you’re able to create something of value, okay, then people are going to want to engage and participate. So again, that’s an important guiding principle as part of our strategy moving forward.

Shawn M. Guertin - Aetna Inc. - Executive VP, CFO & Chief Enterprise Risk Officer

Josh, just to make sure you get a complete — in addition to CVS not repurchasing shares, obviously, we will not be either. So that is the one difference that I would point out from our Q3 earnings call.

Operator

Our next question, coming from the line of Justin Lake with Wolfe Research.

Justin Lake - Wolfe Research, LLC - MD & Senior Healthcare Services Analyst

First question for Aetna would be around Medicare Advantage. Can you talk to any negative short-term impact you might see on the broker distribution side from the deal? And what are the longer-term benefits of marketing through the retail stores here at CVS? And then for the CVS team, with Mark exiting the day-to-day, there’s going to be a focus on retaining key managers. Can you talk to how you’re planning to incentivize folks like Shawn Guertin and others to stay with the entity for the longer term?

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Mark T. Bertolini - Aetna Inc. - Chairman & CEO

Well, I’ll answer the first one, Justin. I’ll let Larry answer the second one. On the first one, I don’t think there’s any impact short term. And as a matter of fact, there’s an opportunity to start the store marketing with brokers as we look forward. So I think there’s a huge opportunity to capture more share over time as we go forward. I think the longer term is when you start having these convenience places, these new front doors for health care for Medicare, there’s great opportunity because it’s in the retention. I mean, our numbers show that there’s $2,500 more in lifetime value of the customer for each year you keep them. So this idea of getting them on a project, engaging them in a program, having them find a store convenient and capable to use will allow us to keep more of those customers over time as well as by word-of-mouth attract their friends and families. So I think it’s a bigger idea. It’s a safer place. It’s got high credibility. Trust is a big part of what we want to accomplish. And today, we’re a bit remote. In some markets we get into homes, but not like we’ll be able to do with the CVS partnership.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

And, Justin, it’s Larry. Shawn says he’ll pay you after the call for negotiating for him.

Shawn M. Guertin - Aetna Inc. - Executive VP, CFO & Chief Enterprise Risk Officer

I think there it is.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

But it was — as you heard in our prepared remarks, I’m going to continue to benefit from Mark’s presence on the board, okay, to continue to pick his brain with not just his expertise, but his vision, and that will be a tremendous benefit for myself and our management team. And as we mentioned earlier, we’re going to continue to run Aetna as a separate business unit within CVS. Mark has built a terrific team, and we’re confident that we’ll be able to work out the specifics so that there are many of those individuals that will want to continue on and be a part of this exciting journey.

Operator

Our next question, coming from the line of Kevin Caliendo with Needham.

Kevin Caliendo - Needham & Company, LLC, Research Division - MD & Senior Analyst

Just a couple of housekeeping questions. On the $750 million in synergies, if we were to break it out between cost synergies and potential revenue enhancements, I know you talked about medical costs being lowered, is there any sort of revenue synergy number built into that $750 million? And then the second question is, what are you assuming for your cost of debt for the company post this transaction?

David M. Denton - CVS Health Corporation - CFO and EVP

Yes. Kevin, this is Dave. On the $750 million synergies, there’s virtually no revenue synergies tied to this. This is mostly cost and a little bit of, I’ll say, care management synergies as we think about getting — or helping consumers get the lowest-cost site of care for the most part. So I wouldn’t think about this as revenue synergies at this moment. I do think longer term, there are opportunities to grow revenues as we think about the enterprise and all the capabilities that we’ll have here. As it relates to the permanent financing and the cost of that debt, it will depend a bit about the tenor in which we place our portfolio. But you would think about it probably in the 4% ZIP code is our current thinking. That could wiggle a bit based on the amount of short- versus long-term debt that we ultimately place at the end of the day.

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Kevin Caliendo - Needham & Company, LLC, Research Division - MD & Senior Analyst

Got you. And one quick question on the store. If in 5 years — I mean, obviously, every store is different and alike, but given the makeup of what a retail store looks like now, a traditional CVS retail store, what percent of the front of the store do you think will be traditional sort of retail versus more health-oriented, just percentage basis?

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes, Kevin. We’re going to — as we said earlier, we’re going to pilot some different concepts, so it’s a little early to answer that definitively. I think you can think about this as probably more of a hub-and-spoke model, that there’ll be a core set of services that would be available broadly, and there likely would be a subset of stores that would have enhanced services. And that delta would certainly be reflected in the space allocation within the store. But obviously, we’ll have a lot more to say about that as we get these pilots under way and go from there.

Operator

Our next question, coming from the line of Peter Costa with Wells Fargo.

Peter Heinz Costa - Wells Fargo Securities, LLC, Research Division - MD and Senior Analyst

Let me get a couple of the terms of the deal down to the extent you’ll disclose them. Are there any colors on CVS share price? Are there breakup fees involved? And then can you talk about the $22.4 billion in eliminations, if there’s any revenue in limitations? Is there any earnings impact to that? And what are you planning to do with the Part D solutions?

David M. Denton - CVS Health Corporation - CFO and EVP

Peter, this is Dave. I would say why don’t you wait for the merger agreement to be filed? You can see all that material at that point in time. So we’re not going to comment on that specifically.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

And as far as the regulatory process, Peter, we are pretty confident that this transaction is very complementary to the value that can be created for the consumer and the payer. And keep in mind that one of the big payers is the federal government, and we’ll certainly be sitting down with the regulators to show them how that value is created and how it comes to life.

Operator

The next question, coming from the line of John Heinbockel with Guggenheim.

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

Larry, 2 quick things. Maybe touch on the pace at which you can sell your new capabilities and maybe the pace at which you think the market takes up those capabilities. Also in the context of what you learned from the Caremark process, right, because you’ve obviously done some innovative stuff before doing it again, how that process works you will think. And then secondly, is it too early to say whether the 10% secular growth rate is still applicable or not?

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Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes, John, it’s Larry. I’ll start, and then flip it over to Dave. John, you’re right, we did learn an awful lot in terms of the CVS-Caremark merger and all that coming together. And I think one of the important themes around all this is what is it that the customer wants and needs and is looking for? And I think what we learned through Caremark is the ability to create that and having customers ask for that is as big as selling proposition as what we can do through going out as a sales organization selling that to clients. And another example, John, of where we (inaudible). And I think important in all of that is, I’m emphasizing the partnership aspect of this, that we can make this broadly available, okay, to others. And at — the second important point is everything that we’re talking about is a complement to the care that is provided for by the physician. And somebody described it to me a long time ago, when you think of the interventions that occur in health care, they have always been there, but what they lack is the element of convenience and coordination. And when we talk about this unmet need, that’s really the unmet need that we’re filling. So again, there’s a common theme to this, this morning, in terms of that will be one of our guiding principles as we move forward and begin to pilot and get these in the marketplace.

David M. Denton - CVS Health Corporation - CFO and EVP

Hey, John, this is Dave. I’m not 100% sure of the question you’re asking about the 10% growth. I’m assuming you’re referencing the financial targets that CVS has established in the marketplace.

John Edward Heinbockel - Guggenheim Securities, LLC, Research Division - Analyst

Yes. Is it too early to say whether 10% is still doable post this deal?

David M. Denton - CVS Health Corporation - CFO and EVP

Well, I think it’s probably too early as you think about adjusted earnings per share in that kind of a growth rate at this point in time. I will say, though, if you step back and you look at markets in which the company competes in and you think about the — I’ll say, the competitive landscape and the capabilities that we’ll have as a company, we should be as well positioned, if not better positioned over time, to grow our business longer term. So I think from that perspective, you should count on the company being able to perform well as it relates to those financial targets.

Operator

And our last question for today is from Charles Rhyee with Cowen and Company.

Charles Rhyee - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Just a quick couple follow-ups. Maybe, Larry, you guys talked a lot about getting some pilots under the way, getting more to the store. Can you give us a sense on the timing and the time line that you would expect to maybe start these pilots post-close of the deal, sort of in your mind when you’re thinking about when we could see some of these new offerings introduced? And then secondly, maybe for Mark, you talked about using the store sort of as a hub and spoke for care and sort of being a navigator in the front. Where does the patients — or the consumer in this case, as you discussed that person, where does their primary care physician play into this? Do you envision yourself becoming the PCP for patients? Just trying to figure that part out.

Mark T. Bertolini - Aetna Inc. - Chairman & CEO

So, I think on the last part, Charles, the real important part here is that we need to understand that almost 60% of Americans don’t have a regular doctor. A lot of people can’t get in to see the doctor they want to see. So I view the offering — so I think it’s less about what the store looks like and

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more about the offering, and the experience the customer gets is really about a patient-centered medical home model, where we’re supporting interaction with the medical community, preparing people for appropriate compliance, preparing them for their visits, setting up appointments, eliminating prior ops, doing all those other sorts of things to help navigate that system for them. So the relationship becomes one of trust. And what I want to use over and over and over again because it makes it so much simpler, think of the Genius Bar at Apple, for example, and this ability to walk in the store and get help. And so I think this is the kind of idea we want to create in the stores, and I think we want to get going on the projects and pilots as soon as we can.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

Yes. And, Charles, I think Dave mentioned this in talking about the synergies that there are existing capabilities with our respective companies today that we will be looking to, to capitalize on immediately upon closing. You think about the ongoing number of visits to the emergency room that can and should be treated for in a lower acuity setting like a MinuteClinic, that becomes an immediate opportunity. And as Mark said, we will be looking to pilot the enhanced versions as soon as we possibly can and go from there.

Charles Rhyee - Cowen and Company, LLC, Research Division - MD and Senior Research Analyst

Great. And maybe one last question for Dave. You talked about Aetna, the insurance subsidiary, will be keeping its existing capital structure. As you think about the regulatory process here, I imagine that’s sort of to be able to get the sign off from the state insurance agencies. But does that affect, any way, in terms of the ability to use the cash flow of the overall enterprise to pay down debt over the next couple of years?

David M. Denton - CVS Health Corporation - CFO and EVP

I guess we’ve modeled that into our projections, understanding that the capital structure in those insurance companies need to be maintained, if not enhanced over time. We’ve factored that into our financial projections as — from a cash flow perspective. And obviously, we continue to have dialogue not yet with Department of Insurance but more importantly, with our rating agencies to understand the implication of this transaction.

Larry J. Merlo - CVS Health Corporation - CEO, President and Director

So just wrapping up, we appreciate everybody’s interest and time this morning. And I’m sure there are follow-up questions that many of you have, and the respective IR organizations of both companies will be available for those follow-ups. So, thanks, everyone.

Operator

Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. Have a great day.

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Additional Information and Where to Find It

In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), CVS Health and Aetna will file relevant materials with the Securities and Exchange Commission (the “SEC”), including a CVS Health registration statement on Form S-4 that will include a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health, and a definitive joint proxy statement/prospectus will be mailed to stockholders of CVS Health and shareholders of Aetna. INVESTORS AND SECURITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by CVS Health will be available free of charge within the Investors section of CVS Health’s Web site at http://www.cvshealth.com/investors or by contacting CVS Health’s Investor Relations Department at 800-201-0938. Copies of the documents filed with the SEC by Aetna will be available free of charge on Aetna’s internet website at http://www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860-273-8204.

Participants in Solicitation

CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“CVS Health’s Annual Report”), which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on March 31, 2017, and its Current Report on Form 8-K, which was filed with the SEC on May 12, 2017. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10-K for the year ended December 31, 2016 (“Aetna’s Annual Report”), which was filed with the SEC on February 17, 2017, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017 and its Current Reports on Form 8-K, which were filed with the SEC on May 24, 2017 and October 2, 2017. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Health or Aetna. This communication may contain forward-looking statements within the meaning of the Reform Act. You can generally identify forward-looking statements by the use of forward-looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “project,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control.

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health’s and Aetna’s projections as to the closing date for the pending acquisition of Aetna (the “transaction”), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health’s and Aetna’s businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health’s common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health’s expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health’s and Aetna’s respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies’ pharmacy benefit business, the synergies from the transaction, and CVS Health’s, Aetna’s and/or the combined company’s future operating results, are based on CVS Health’s and Aetna’s managements’ estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the ability to achieve the synergies and value creation contemplated; CVS Health’s ability to promptly and effectively integrate Aetna’s businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

In addition, this communication may contain forward-looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward-looking statements also involve risks, uncertainties and assumptions, some of which may not be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to differ materially from those expressed in the forward-looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transaction and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the transaction and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be found in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Aetna’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC.

You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward-looking statements. These forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.